Exhibit 99.1

LEJU HOLDINGS LIMITED
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INTERIM REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Leju Holdings Limited

Results of Review on the Interim Financial Information

We have reviewed the accompanying condensed consolidated balance sheet of Leju Holdings Limited (the “Company”), its subsidiaries and its variable interest entities (collectively the “Group”)  as of June 30, 2020, the related condensed consolidated statements of operations, comprehensive income (loss), and condensed consolidated statements of changes in equity, and condensed consolidated statements of cash flows, for the six month period then ended, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Group as of December 31, 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended (not presented herein); and in our report dated July 15, 2020, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2019, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Adoption of New Accounting Standards

As discussed in Note 2(h) to the consolidated interim financial statements, the Group has adopted Accounting Standards Update (“ASU”) 2016-13, Credit Losses, Measurement of Credit Losses on Financial Instruments, effective January 1, 2020.

Basis for Review Results

These consolidated interim financial statements are the responsibility of the Group’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ Yu Certified Public Accountant, P.C.

Yu Certified Public Accountant, P.C.

We have served as the Group’s auditor since 2020.

New York, New York

September 27, 2020

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollar except for share data)

	December 31,	June 30,
	2019	2020

ASSETS
Current assets:
Cash and cash equivalents	159,012,092	254,174,580
Restricted cash	—	3,997,056
Accounts receivable, net of allowance for doubtful accounts of $16,108,520 and $16,517,323 as of December 31, 2019 and June 30, 2020, respectively	147,637,497	190,415,660
Contract assets	829,723	1,659,180
Marketable securities	3,437,739	3,504,183
Customer deposits	57,174,006	26,074,759
Prepaid expenses and other current assets	5,436,412	5,177,269
Amounts due from related parties	9,673,069	1,400,217
Total current assets	383,200,538	486,402,904
Property and equipment, net	18,108,430	16,241,369
Intangible assets, net	45,580,698	39,618,725
Right-of-use assets	26,776,095	25,720,591
Investment in affiliates	52,991	30,222
Deferred tax assets, net	49,310,820	48,591,170
Other non-current assets	1,450,406	1,385,398
TOTAL ASSETS	524,479,978	617,990,379

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Leju of $1,034,281 and $4,977,622 as of December 31, 2019 and June 30, 2020, respectively)	1,523,084	5,471,683
Accrued payroll and welfare expenses (including accrued payroll and welfare expenses of the consolidated VIEs without recourse to Leju of $29,839,798 and $23,760,342 as of December 31, 2019 and June 30, 2020, respectively)	32,786,706	26,498,173
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Leju of $25,617,526 and $25,275,248 as of December 31, 2019 and June 30, 2020, respectively)	56,690,976	56,519,976
Other tax payable (including other tax payable of the consolidated VIEs without recourse to Leju of $19,150,299 and $19,580,738 as of December 31, 2019 and June 30, 2020, respectively)	20,056,387	20,758,749
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Leju of 3,263,567 and $52,419,847 as of December 31, 2019 and June 30, 2020, respectively)	4,406,777	54,100,018
Advances from customers (including advance from customers of the consolidated VIEs without recourse to Leju of $33,854,579 and $104,029,853 as of December 31, 2019 and June 30, 2020, respectively)	34,245,744	104,895,967
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Leju of $5,128,021 and $5,457,861 as of December 31, 2019 and June 30, 2020, respectively)	5,189,251	5,520,726
Accrued marketing and advertising expenses (including accrued marketing and advertising expenses of the consolidated VIEs without recourse to Leju of $46,724,846 and $34,093,842 as of December 31, 2019 and June 30, 2020, respectively)	49,830,475	35,544,435
Other current liabilities (including other current liabilities of the consolidated VIEs without recourse to Leju of $28,394,803 and $18,512,627 as of December 31, 2019 and June 30, 2020, respectively)	32,783,691	23,298,022
Total current liabilities	237,513,091	332,607,749
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to Leju of $89,943 and $84,060 as of December 31, 2019 and June 30, 2020, respectively)	11,741,607	11,570,248
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Leju of $22,795,137 and $21,448,774 as of December 31, 2019 and June 30, 2020, respectively)	22,866,163	21,490,734
Total liabilities	272,120,861	365,668,731

Commitments and contingencies (Note 11)
Shareholders’ Equity:
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,812,719 and 135,973,615 shares issued and outstanding, as of December 31, 2019 and June 30, 2020, respectively	135,813	135,974
Additional paid-in capital	796,191,796	797,293,505
Accumulated deficit	(517,302,805)	(515,810,589)
Subscription receivables	—	(20,067)
Accumulated other comprehensive loss	(23,624,206)	(26,934,265)
Total Leju Holdings Limited Shareholders’ Equity	255,400,598	254,664,558
Non-controlling interests	(3,041,481)	(2,342,910)
Total equity	252,359,117	252,321,648
TOTAL LIABILITIES AND EQUITY	524,479,978	617,990,379

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollar except for share data)

	Six Months Ended June 30,
	2019	2020

Revenues
E-commerce	209,214,365	205,447,887
Online advertising	70,331,424	73,929,544
Listing	852,057	338,821
Total net revenues	280,397,846	279,716,252
Cost of revenues	(41,831,486)	(41,137,875)
Selling, general and administrative expenses	(246,016,866)	(237,670,062)
Other operating income, net	368,388	244,558
Income (loss) from operations	(7,082,118)	1,152,873
Interest income, net	585,351	698,656
Other income, net	1,293,146	713,017
Income (loss) before taxes and loss from equity in affiliates	(5,203,621)	2,564,546
Income tax benefits (expenses)	1,306,365	(617,604)
Income (loss) before loss from equity in affiliates	(3,897,256)	1,946,942
Loss from equity in affiliates, net of tax of nil	(25,985)	(22,068)
Net income (loss)	(3,923,241)	1,924,874
Less: Net income attributable to non-controlling interest	215,904	432,658
Net income (loss) attributable to Leju Holdings Limited shareholders	(4,139,145)	1,492,216
Income (loss) per share:
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Shares used in computation of income (loss) per share
Basic	135,763,962	135,891,617
Diluted	135,763,962	136,039,569

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In U.S. dollar)

	Six Months Ended June 30,
	2019	2020

Net income (loss)	(3,923,241)	1,924,874
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(470,485)	(3,278,569)

Comprehensive loss	(4,393,726)	(1,353,695)
Less: Comprehensive income attributable to non-controlling interests	216,359	464,148

Comprehensive loss attributable to Leju Holdings Limited shareholders	(4,610,085)	(1,817,843)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollar)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Subscription Receivables	Total Leju Holdings Limited Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number
Balance at January 1, 2019	135,763,962	135,764	792,626,535	(528,824,801)	(19,848,006)	—	244,089,492	(2,523,424)	241,566,068
Net income (loss)	—	—	—	(4,139,145)	—	—	(4,139,145)	215,904	(3,923,241)
Share-based compensation	—	—	1,170,966	—	—	—	1,170,966	—	1,170,966
Foreign currency translation adjustments	—	—	—	—	(470,940)	—	(470,940)	455	(470,485)
Balance at June 30, 2019	135,763,962	135,764	793,797,501	(532,963,946)	(20,318,946)	—	240,650,373	(2,307,065)	238,343,308

Balance at January 1, 2020	135,812,719	135,813	796,191,796	(517,302,805)	(23,624,206)	—	255,400,598	(3,041,481)	252,359,117
Net income	—	—	—	1,492,216	—	—	1,492,216	432,658	1,924,874
Share-based compensation	—	—	1,235,542	—	—	—	1,235,542	—	1,235,542
Vesting of restricted shares	83,333	83	(83)	—	—	—	—	—	—
Excising of share options	77,563	78	110,686	—	—	(20,067)	90,697	—	90,697
Disposal of non-controlling interest	—	—	(244,436)	—	—	—	(244,436)	234,423	(10,013)
Foreign currency translation adjustments	—	—	—	—	(3,310,059)	—	(3,310,059)	31,490	(3,278,569)
Balance at June 30, 2020	135,973,615	135,974	797,293,505	(515,810,589)	(26,934,265)	(20,067)	254,664,558	(2,342,910)	252,321,648

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollar)

	Six Months Ended June 30,
	2019	2020

Operating activities:
Net income (loss)	(3,923,241)	1,924,874
Adjustments to reconcile net income (loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	7,509,604	7,401,233
Loss from equity in affiliates	25,985	22,068
Provision for allowance for doubtful accounts	1,569,865	2,819,504
Share-based compensation	1,170,966	1,235,542
Unrealized gain on marketable securities	(851,578)	(49,989)
Non-cash lease expenses	4,128,234	2,195,773
Others	100,383	176,788
Changes in operating assets and liabilities:
Accounts receivable	(24,616,416)	(46,188,100)
Contract assets	835,597	(828,694)
Customer deposits	8,491,260	31,127,880
Amounts due from related parties	(878,478)	8,272,852
Right-of-use assets	(970,087)	(1,140,269)
Prepaid expenses and other current assets	(1,015,240)	286,831
Other non-current assets	1,042,705	46,298
Accounts payable	1,261,067	3,952,234
Accrued payroll and welfare expenses	8,562	(6,282,743)
Income tax payable	(1,796,961)	(170,842)
Other tax payable	2,752,711	654,325
Amounts due to related parties	11,148,325	49,693,241
Lease liabilities, current	1,240,287	331,475
Other current liabilities and accrued expenses	16,751,691	46,965,455
Lease liabilities, non-current	(3,209,093)	(1,375,429)
Net cash provided by operating activities	20,776,148	101,070,307

Investing activities:
Deposits for and purchases of property and equipment and intangible assets	(1,521,346)	(353,358)
Proceeds from disposal of property and equipment	535,967	987,249
Net cash provided by/(used in) investing activities	(985,379)	633,891

Financing activities:
Proceeds from exercise of options	—	90,697
Payment for acquisition of non-controlling interest of subsidiary	—	(21,188)
Net cash provided by financing activities	—	69,509

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(440,982)	(2,614,163)
Net increase in cash, cash equivalents and restricted cash	19,349,787	99,159,544
Cash, cash equivalents and restricted cash at the beginning of the period	147,263,466	159,012,092
Cash, cash equivalents and restricted cash at the end of the period	166,613,253	258,171,636
Supplemental disclosure of cash flow information:
Income taxes paid	401,778	—
Non-cash information on lease liabilities arising from obtaining right-of-use assets	1,557,151	1,544,337
Non-cash investing and financing activities:
Additional paid in capital decreased in connection with business acquisition	—	(244,436)
Non-controlling interest recognized in connection with business acquisition	—	234,423
Reconciliation to amounts on consolidated balance sheets:
Cash and cash equivalents	166,613,253	254,174,580
Restricted cash	—	3,997,056
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	166,613,253	258,171,636

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LEJU HOLDINGS LIMITED
UNAUDITED CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2020
(In U.S. dollar)

1. Organization and Principal Activities

Leju Holdings Limited (the “Company” or “Leju”) was incorporated on November 20, 2013 in the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”), is principally engaged in providing online advertising, e-commerce services and listing services for the real estate and home furnishing industries in the People’s Republic of China (“PRC”). The Company, its subsidiaries and consolidated VIEs are collectively referred to as the “Group”.

E-House (China) Holdings Limited (“E-House Holdings”) is the Company’s parent company from its incorporation to December 30, 2016. E-House Holdings, its subsidiaries and VIEs, excluding the Group, are collectively referred to as “E-House”. On December 30, 2016, E-House Holdings repurchased all its ordinary shares held by SINA Corporation (“SINA”) for a total consideration consisting of 40,651,187 ordinary shares of Leju and of $129,038,150 in cash. As a result of this transaction, E-House Holdings ceased to be Leju’s controlling shareholder but remains as the largest shareholder and SINA became a principal shareholder of Leju from December 30, 2016.

The following table lists major subsidiaries and the consolidated VIEs of the Company as of June 30, 2020:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Shanghai SINA Leju Information Technology Co., Ltd (“Shanghai SINA Leju”)	08-May-08	PRC	100%
E-House City Re-House Real Estate Agency (Shanghai) Co., Ltd (“City Re-House”)	04-Mar-10	PRC	100%
Shanghai Yi Yue Information Technology Co., Ltd (“Shanghai Yi Yue”)	16-Sep-11	PRC	100%
Beijing Maiteng Fengshun Science and Technology Co., Ltd (“Beijing Maiteng”)	04-Jan-12	PRC	84%
Beijing Yisheng Leju Information Services Co., Ltd. (“Beijing Leju”)	13-Feb-08	PRC	VIE
Shanghai Yi Xin E-Commerce Co., Ltd. (“Shanghai Yi Xin”)	05-Dec-11	PRC	VIE
Beijing Jiajujiu E-Commerce Co., Ltd. (“Beijing Jiajujiu”)	22-Mar-12	PRC	VIE

2. Summary of Principal Accounting Policies

(a) Basis of presentation

The accompanying unaudited Condensed Consolidated Financial Statements reflect, in management’s opinion, are necessary to fairly present the financial statements for the interim periods. The Condensed Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In accordance with SEC rules, interim financial statements omit or condense certain information and footnote disclosures. Results for the interim periods are not necessarily indicative of results to be expected for any other interim period or full year. These financial statements should be read in conjunction with the audited Consolidated Financial Statements and related notes included in the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2019, filed with the SEC on July 15, 2020.

(b) COVID-19

The outbreak of COVID-19 began in January 2020 and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. A series of prevention and control measures including quarantines, travel restrictions, and the temporary closure of facilities were implemented across the country.

The outbreak of COVID-19 and subsequent prevention and control measures have negatively affected the Group’s business operations and financial conditions. Most new residential real estate projects in China closed their show rooms and sales centers at the start of the outbreak and did not begin to reopen at a reduced capacity until March. Many of the Group’s regional offices were also subject to temporary closure and/or reduced capacity. This had a negative impact on the Group’s E-commerce business, which relies primarily on new residential property sales. The Group’s online advertising business was also adversely affected as real estate developers scaled back online advertising expenditures to mitigate the negative impact of COVID-19 on their profits and cash flows.

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of economic activities including real estate transactions and have an adverse impact on the Group’s business, financial condition and results of operations for the remainder of the fiscal year ending December 31, 2020, which cannot be reasonably estimated at the current stage. The Group will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.

(c) Basis of consolidation

The consolidated financial statements include the financial statements of Leju, its majority owned subsidiaries and its VIEs, Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu. All inter-company transactions and balances have been eliminated in consolidation.

The Group evaluates each of its interests in private companies to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

VIE arrangements

PRC regulations currently prohibit or restrict foreign ownership of companies that provide internet content and advertising services. To comply with these regulations, the Group provides such activities through its VIEs and their subsidiaries. To provide the Group effective control over and the ability to receive substantially all of the economic benefits of its VIEs and their subsidiaries, certain of the Company’s subsidiaries, Shanghai SINA Leju, Shanghai Yi Yue and Beijing Maiteng (collectively, the “Foreign Owned Subsidiaries”) entered into a series of contractual arrangements with Beijing Leju, Shanghai Yi Xin and Beijing Jiajujiu (collectively the “VIEs”) and their respective shareholders, respectively, as summarized below:

Name of Foreign Owned Subsidiaries	Foreign Owned Subsidiaries’ Economic Ownership of VIES	Name of VIEs	Activities of VIEs
Shanghai SINA Leju	100%	Beijing Leju	Operate the online advertising and listing business
Shanghai Yi Yue	100%	Shanghai Yi Xin	Operate the e-commerce business
Beijing Maiteng	100%	Beijing Jiajujiu	Operate the online home furnishing business

The VIEs hold the requisite licenses and permits necessary to conduct internet content and advertising services activities from which foreign ownership of companies are prohibited or restricted. In addition, the VIEs hold leases and other assets necessary to operate such business and generate a majority of the Group’s revenues.

Agreements that Transfer Economic Benefits of the VIEs to the Group

Exclusive Consulting and Technical Support Agreement.     Pursuant to an exclusive consulting and technical support agreement between the Foreign Owned Subsidiaries and the respective VIEs, the Foreign Owned Subsidiaries provide the respective VIEs with a series of consulting and technical support services and are entitled to receive related fees. The term of this exclusive technical support agreement will expire upon dissolution of the VIEs. Unless expressly provided by this agreement, without prior written consent of the Foreign Owned Subsidiaries, the VIEs may not engage any third party to provide the services offered by the Foreign Owned Subsidiaries under this agreement.

Agreements that Provide Effective Control over VIEs

Exclusive Call Option Agreement.     Each of the shareholders of the VIEs has entered into an exclusive call option agreement with the respective Foreign Owned Subsidiaries. Pursuant to these agreements, each of the shareholders of the VIEs has granted an irrevocable and unconditional option to the respective Foreign Owned Subsidiaries or their designees to acquire all or part of such shareholder’s equity interests in VIEs at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in the VIEs will be equal to the registered capital of the VIEs, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, the VIEs irrevocably and unconditionally granted the respective Foreign Owned Subsidiaries an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of the VIEs. The exercise price for purchasing the assets of the VIEs will be equal to their respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by the respective Foreign Owned Subsidiaries or their designees.

Loan Agreement.     Under the loan agreement among shareholders of the VIEs and the respective Foreign Owned Subsidiaries, each of the respective Foreign Owned Subsidiaries has granted an interest-free loan to the shareholders of the VIEs, solely for their purchase of the equity interest of the VIEs, investing or operating activities conducted in the VIEs. Each loan agreement will be due upon the earlier of twenty years from the date of execution or the expiration of the term of business of VIEs.

Shareholder Voting Right Proxy Agreement.     Each of the shareholders of the VIEs has irrevocably granted any person designated by the respective Foreign Owned Subsidiaries the power to exercise all voting rights to which he will be entitled to as shareholder of the VIEs at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if the Foreign Owned Subsidiary gives the other parties written notice requiring the extension at least 30 days prior to expiration and the same mechanism will apply subsequently upon the expiration of each extended term.

Equity Pledge Agreement.     Each of the shareholders of the VIEs has also entered into an equity pledge agreement with the respective Foreign Owned Subsidiaries. Pursuant to which these shareholders pledged their respective equity interest in the VIEs to guarantee the performance of the obligations of the VIEs. The Foreign Owned Subsidiaries, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, each shareholder of the VIEs cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in the VIEs without the prior written consent of the respective Foreign Owned Subsidiaries. The equity pledge right enjoyed by the Foreign Owned Subsidiaries will expire when shareholders of the VIEs have fully performed their respective obligations under the above agreements. The equity pledges of the VIEs have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

Risks in relation to the VIE structure

The Company believes that the Foreign Owned Subsidiaries’ contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of the VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so.

The Company’s ability to control the VIEs also depends on the power of attorney the Foreign Owned Subsidiaries have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, the Foreign Owned Subsidiaries or the VIEs.

The Company, through its subsidiaries and through the contractual arrangements, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs. Accordingly, the Company is the primary beneficiary of the VIEs and has consolidated the financial results of the VIEs.

The following financial statement amounts and balances of the Group’s VIEs were included in the accompanying consolidated financial statements, after elimination of inter-company balances and transactions:

	December 31,	June 30,
	2019	2020
	$	$
Cash and cash equivalents	123,865,160	226,417,396
Restricted cash	—	3,997,056
Accounts receivable, net of allowance for doubtful accounts	142,183,616	185,077,561
Contract assets	817,286	1,659,180
Customer deposits	25,631,835	1,635,193
Amounts due from related parties	14,394,141	6,504,260
Prepaid expenses and other current assets	5,088,840	3,559,027
Total current assets	311,980,878	428,849,673
Total non-current assets	68,534,715	66,359,304
Total assets	380,515,593	495,208,977
Accounts payable	1,034,281	4,977,622
Accrued payroll and welfare expenses	29,839,798	23,760,342
Income tax payable	25,617,526	25,275,248
Other tax payable	19,150,299	19,580,738
Amounts due to related parties	3,263,567	52,419,847
Advances from customers	33,854,579	104,029,853
Lease liabilities, current	5,128,021	5,457,861
Accrued marketing and advertising expenses	46,724,846	34,093,842
Other current liabilities	28,394,803	18,512,627
Total current liabilities	193,007,720	288,107,980
Deferred tax liabilities	89,943	84,060
Lease liabilities, non-current	22,795,137	21,448,774
Total liabilities	215,892,800	309,640,814

	Six Months Ended June 30,
	2019	2020
	$	$
Total revenues	279,859,827	279,473,016
Cost of revenues	(37,533,561)	(37,129,629)
Net income (loss)	(1,249,224)	1,045,697
Net cash provided by operating activities	30,310,159	108,834,606
Net cash used in investing activities	(493,822)	(119,364)
Net cash used in financing activities	—	—

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations or are restricted solely to settle the VIEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the VIEs.

(d) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements include useful lives and valuation of long-lived assets, evaluation of goodwill, allowance for doubtful accounts, assumptions related to share-based compensation arrangements, assumptions related to the consolidation of entities in which the Group holds variable interests and valuation allowance on deferred tax.

(e) Restricted cash

Any cash that is legally restricted from use is classified as restricted cash. As of June 30, 2020, restricted cash represents collection and payment received from real-estate developers held in custodian banks.

(f) Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and customer deposits. The Group deposits its cash and cash equivalents in the reputable financial institutions.

The Group assesses the receivables quarterly and establishes a reserve to reflect the net amount expected to be collected. The credit loss reserve is based on an assessment of historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Accounts receivable balances are written off after all collection efforts have been exhausted.

Movement of the allowance for doubtful accounts for accounts receivable is as follows:

	2019	2020
	$	$
Balance as of January 1	18,195,382	16,108,520
Provisions for doubtful accounts	1,569,865	2,532,860
Write offs	(5,142,527)	(1,886,909)
Changes due to foreign exchange	8,063	(237,148)
Balance as of June 30	14,630,783	16,517,323

Movement of the allowance for other receivables in prepaid expenses and other current assets is as follows:

	2019	2020
	$	$
Balance as of January 1	—	—
Provisions for doubtful accounts	—	286,644
Write offs	—	—
Changes due to foreign exchange	—	—
Balance as of June 30	—	286,644

(g) Income (Loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	Six Months Ended June 30,
	2019	2020
Net income (loss) attributable to Leju ordinary shareholders—basic and diluted	$(4,139,145)	$1,492,216

Weighted average number of ordinary shares outstanding—basic	135,763,962	135,891,617

Stock options and restricted shares	—	147,952
Weighted average number of ordinary shares outstanding—diluted	135,763,962	136,039,569

Basic income (loss) per share	$(0.03)	$0.01

Diluted income (loss) per share	$(0.03)	$0.01

Diluted income (loss) per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Six Months Ended June 30,
	2019	2020
Share options and restricted shares	13,402,379	13,281,980

(h)  Impact of newly adopted accounting pronouncement

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326),” which replace the existing incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The Company adopted Topic 326 using a modified retrospective method for all financial assets measured at amortized cost and liabilities for guarantee arrangements. Results for reporting periods beginning after January 1, 2020 are presented under Topic 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. On January 1, 2020, the Group adopted ASU 2016-13 and there was no cumulative effect of adoption. The adoption did not impact the Company’s previously reported consolidated financial statements nor did it result in a cumulative effect adjustment to retained earnings as of January 1, 2020.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement.” The ASU is part of the FASB’s disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The ASU modifies disclosure requirements on fair value measurements in Topic 820. The Company adopted ASU 2018-13 effective January 1, 2020. ASU 2018-13 did not have a material impact on disclosures in the Group’s consolidated financial statements.

(i) Recent issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

3. Right of Use Assets

The Group leases office under non-cancelable operating lease agreements, which expire at various dates through 2028. As of June 30, 2020, the Group’s operating leases had a weighted average remaining lease term of 7 years and a weighted average discount rate of 5.61%. Future lease payments under operating leases as of June 30, 2020 were as follows:

As of June 30,
2020
$
The remainder of 2020	2,854,149
2021	5,163,791
2022	4,334,607
2023	3,888,824
2024	3,815,883
Then thereafter	12,761,305

Total future lease payments	32,818,559
Impact of discounting remaining lease payments	(5,807,099)

Total lease liabilities	27,011,460
Lease liabilities, current	5,520,726
Lease liabilities, non-current	21,490,734

Total lease expense was $6,297,503 for the six months ended June 30, 2019, comprising of $5,120,622  operating lease expenses and $1,176,881  short-term lease expenses. Total lease expense was $4,280,351 for the six months ended June 30, 2020, comprising of $2,975,380 operating lease expenses and $1,304,971 short-term lease expenses.

Cash paid for amounts included in the measurement of operating lease liabilities was $3,880,665 and $2,922,805 for the six months ended June 30, 2019 and 2020. Non-cash transaction amount of lease liabilities arising from obtaining right-of-use assets was $1,557,151 and $1,544,337 for the six months ended June 30, 2019 and 2020.

4. Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31,	June 30,
	2019	2020
	$	$
Furniture, fixtures and equipment	10,931,031	10,505,978
Leasehold improvements	4,817,117	4,629,552
Buildings	10,631,419	9,827,211
Motor vehicles	1,136,398	1,019,250

Total	27,515,965	25,981,991
Accumulated depreciation	(9,407,535)	(9,740,622)

Property and equipment, net	18,108,430	16,241,369

Depreciation expenses were $1,140,958 and $1,266,016 for the six months ended June 30, 2019 and 2020, respectively.

5. Intangible Assets, Net

	December 31,	June 30,	Weighted Average Remaining Amortization
	2019	2020	Period in Years
	$	$
Intangible assets subject to amortization are comprised of the following:
Advertising agency agreement with SINA	106,790,000	106,790,000	3.75
License agreements with SINA	80,660,000	80,660,000	3.75
Customer relationship	10,247,802	10,190,753	—
Computer software licenses	7,373,828	7,532,020	2.53

	205,071,630	205,172,773	3.72

Less: Accumulated amortization
Advertising agency agreement with SINA	81,561,152	84,588,613
License agreements with SINA	61,895,348	64,147,107
Customer relationship	10,229,252	10,190,753
Computer software licenses	5,805,180	6,627,575

Intangible assets subject to amortization, net	45,580,698	39,618,725

Total intangible assets, net	45,580,698	39,618,725

The advertising agency agreement and license agreements with SINA were recognized in connection with the Group’s acquisition of China Online Housing Technology Corporation (“COHT”) in 2009, and provide the Group with exclusive rights to operate SINA’s real estate and home furnishing related channels and the exclusive right to sell advertising relating to real estate, home furnishing and construction materials on these channels as well as SINA’s other websites through 2019. If the Group sells advertising on SINA’s websites other than the above channels, it will pay SINA fees of approximately 15% of the revenues generated from these sales. The acquisition cost was recognized as an intangible asset and amortized over the term of the agreement. In March 2014, the advertising agency agreement and license agreements were extended by five years to 2024 for no additional consideration. All other terms of the agreements remain the same.

Amortization expenses were $6,368,646 and $6,135,217 for the six months ended June 30, 2019 and 2020, respectively. The Group expects to record amortization expenses of $5,488,956, $10,941,976, $10,790,503, $10,598,471, $1,792,157 and $6,663 for the remainder of 2020 and years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

6. Other Income, Net

	Six Months Ended June 30,
	2019	2020
	$	$
Unrealized gain on marketable securities	851,578	49,989
Income from sales of properties held for sales	—	14,140
Foreign exchange gain	190,461	397,719
Others	251,107	251,169

Total	1,293,146	713,017

7. Employee Benefit Plans

The Group’s PRC subsidiaries and VIEs are required by law to contribute a certain percentage of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The Group contributed $7,247,706, and $3,693,220 for the six months ended June 30, 2019 and 2020, respectively, for such benefits.

8. Distribution of Profits

Relevant PRC statutory laws and regulations permit payment of dividends by the Group’s PRC subsidiaries and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of the Group’s PRC subsidiaries and VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of the Group’s subsidiaries with foreign investment is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund at the discretion of the board. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends, loans or advances except in the event of liquidation of these subsidiaries.

The amount of the reserve fund for the Group as of December 31, 2019 and June 30, 2020 was $9,170,389 and $9,171,079, respectively.

As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $34,959,620, of which $8,516,211 was attributed to general reserve and registered capital of the VIEs, as of June 30, 2020.

9. Segment Information

The Group operates and manages its business as a single segment. The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews the consolidated results of the Group as a whole when making decisions about allocating resources and assessing performance.

The following table summarizes the revenue information of the Group:

	Six Months Ended June 30,
	2019	2020
	$	$
E-commerce	209,214,365	205,447,887
Online advertising	70,331,424	73,929,544
Listing	852,057	338,821
	280,397,846	279,716,252

Geographic

Substantially all of the Group’s revenues from external customers are located in the PRC.

Major customers

Details of the revenue from customers accounting for 10% or more of total revenue for the six months ended June 30, 2019 and 2020, respectively are as follows:

	Six Months Ended June 30,
	2019	2020
	$	$
Customer A	29,478,169	35,315,232

Details of the accounts receivable from customers accounting for 10% or more of total net accounts receivable are as follows:

	December 31,	June 30,
	2019	2020
	$	$
Customer A	98,015,010	146,029,003

10. Related Party Balances and Transactions

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
E-House	Under the common control of E-House Holdings until December 30, 2016, and E-House Holdings became largest shareholder since then (Note 1).
SINA	A shareholder with significant influence on the Group
Shanghai Yicang Enterprise Management Ltd. (“Yicang”)	Mr. Xin Zhou, executive chairman of Leju, is Yicang’s chairman and ultimate controller before April 2019. Yicang was sold by Mr. Xin Zhou on April, 2019.
Yunchuang	Mr. Xin Zhou, executive chairman of Leju, is Yunchuang’s ultimate controller
Yunnan Huixiangju Information & Consultant Ltd. (“Huixiangju”)	One of the Group’s investment affiliates and the Group owns 51% equity interest
Suzhou Qianyisheng Information & Consultant Ltd. (“Qianyisheng”)	One of the Group’s investment affiliates and the Group owns 19% equity interest
Shanghai Quanzhuyi Home Furnishing Accessories Ltd. (“QuanZhuYi”)	One of the Group’s investment affiliates and the Group owns 13.5% equity interest
Tencent Holdings Ltd. or certain of its affiliates (“Tencent”)	A shareholder with significant influence on the Group
Jupai Holdings Ltd. (“Jupai”)	Mr. Xin Zhou, executive chairman of Leju, is Jupai’s director. E-House Holdings has significant influence on Jupai and Leju
E-House (China) Enterprise Holdings Ltd. (“E-House Enterprise”)	Mr. Xin Zhou, executive chairman of Leju, is E-House Enterprise’s director. E-House Enterprise was a subsidiary of E-House before it became a listed company in Hong Kong during 2018

Subsequent to Leju’s IPO, E-House began charging the Group corporate service fees pursuant to agreements entered into in March 2014 in connection with Leju’s IPO. Under these services arrangements, E-House provides various corporate support services to the Group, including general finance and accounting, human resource management, administrative, internal control and internal audit, operational management, legal and information technology. E-House charges the Group a fee based on an estimate of the actual cost incurred to provide such services, which amounted to $868,026 and $749,620 for the six months ended June 30, 2019 and 2020, respectively.

During the six months ended June 30, 2019 and 2020, significant related party transactions were as follows:

	Six Months Ended June 30,
	2019	2020
	$	$
Corporate service provided by E-House under service agreements	868,026	749,620
Online advertising resources fee recognized as cost of revenues purchased from SINA	12,243,680	20,689,612
Online advertising resources fee recognized as cost of revenues purchased from Tencent	16,122,851	7,921,682
Services purchased from/rental cost paid to E-House	549,675	433,432
Services purchased from E-House Enterprise	2,726,428	5,413,522
Services purchased from Jupai	16,354	—
Services purchased from Yunchuang	566,626	467,384
Services purchased from Yicang (Note A)	17,767	—
Total services purchased from related parties	33,111,407	35,675,252

Online advertising services provided to E-House	1,304	—
Services provided to E-House Enterprise	—	24,174
Services provided to Investing affiliates	—	1,325,725
Total online advertising services provided to related parties	1,304	1,349,899
Fee paid to Tencent for advertising resources on behalf of customers as the Group acted as agent (Note B)	2,703,185	40,418,531

Note A: Yicang was a related party before it was sold by Mr. Xin Zhou on April, 2019. The transactions with Yicang in 2019 represent the services purchased from Yicang from January to April, 2019.

Note B: The Group has determined that it acts as the agent and are solely arranging for one supplier to provide services to the customer. Specifically, the Group does not control the specified services before transferring those services to the customer. The Group does not have inventory risk or discretion in establishing pricing in its contracts with customers. For performance obligations for which it acts as the agent, revenue is recorded net of the costs for advertising placements from suppliers, equal to the amount retained for its fee or commission.

The transactions are measured at the amount of consideration established and agreed to by the related parties.

As of December 31, 2019 and June 30, 2020, amounts due from related parties were comprised of the following:

	December 31,	June 30,
	2019	2020
	$	$
E-House (1)	555,652	—
E-House Enterprise(5)	906,009	—
Investing Affiliates (6)	1,384,378	1,400,217
Tencent (3)	6,827,030	—

Total	9,673,069	1,400,217

As of June 30, 2019 and 2020, amounts due to related parties were comprised of the following:

	December 31,	June 30,
	2019	2020
	$	$
SINA (4)	3,263,565	18,311,841
Tencent(3)	—	32,870,278
E-House (1)	—	783,933
Yunchuang (2)	1,143,212	1,620,322
E-House Enterprise (5)	—	513,644
Total	4,406,777	54,100,018

(1)         The amount due from/to E-House as of December 31, 2019 and June 30, 2020 is primarily for compensation receivable from E-House and the corporate service fees charged by E-House. On May 28, 2018, the Company entered into an agreement with E-House to entrust the operation of its Online Furnishing platform business to E-House. E-House agreed to compensate the Company for any losses generated from the operation. Likewise, any profit from the operation would be equally shared by the Company and E-House. The amounts represent compensation receivable from E-House due to losses generated from the operation. The compensation was netted of “Selling, general and administrative expenses”. Such agreement was terminated on December 20, 2018.

(2)         The amount due to Yunchuang as of December 31, 2019 and June 30, 2020 represents the payable for technical service fees.

(3)             The amount due from/to Tencent as of December 31, 2019 and June 30, 2020 represents the prepaid fee/payable for online advertising resources.

(4)             The amount due to SINA as of December 31, 2019 and June 30, 2020 represents payable for online advertising resources fee.

(5)             The amount due from/to E-House Enterprise as of December 31, 2019 and June 30, 2020 represents the net results for the receivable for online advertising revenue from E-House Enterprise and the payable for marketing service fees charged by E-House Enterprise.

(6)             The amount due from affiliates as of December 31, 2019 and June 30, 2020 represents the receivable for E-commerce platform service revenue from Huixiangju.

The roll forward of the payable to / (receivable from) E-House for six months ended June 30, 2019 and 2020 are as follows:

		As of June 30,
		2019	2020
		$	$
Balance at January 1		(894,222)	(555,652)
Corporate service provided by E-House under services agreements	(A)	868,026	749,620
Service provided to E-House	(A)	(1,304)	—
Service purchased from/rental cost paid to E-House	(A)	549,675	433,432
Net payment	(B)	(1,573,020)	156,533
Balance at June 30		(1,050,845)	783,933

(A)           Represents the movement of service fees receivable from and payable to E-House.

(B)           Represents the net cash flow between the Company and E-House.

11. Commitments and Contingencies

The Group is subject to claims and legal proceedings that arise in the ordinary course of its business. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

12. Subsequent Events

On July 31, 2020, E-House Enterprise (Stock Code: 2048), listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), has entered into definitive agreements with Mr. Xin Zhou, the Company’s executive chairman, and certain of his affiliated entities (“Zhou Parties”), and SINA Corporation and its affiliated entity (“SINA Parties”), to acquire an aggregate of 56.19% interest in the Company’s issued share capital.

Pursuant to the agreements, E-House Enterprise has conditionally agreed to purchase (i) 49,686,192 ordinary shares and 2,239,804 ADSs (each representing one ordinary share) from the Zhou Parties by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Enterprise Shares”), and (ii) 24,438,564 ordinary shares and 36,687 ADSs (each representing one ordinary share) from the SINA Parties by issuing to the SINA Parties 78,676,790 E-House Enterprise Shares. The completion of these transactions is subject to certain closing conditions, including the approval by the requisite majority of shareholders or independent shareholders of E-House Enterprise and the granting of the approval for the listing of, and permission to deal in, the E-House Enterprise Shares by the Hong Kong Stock Exchange. Upon completion of these transactions, the Company will become a subsidiary of E-House Enterprise and its financial results will be consolidated into the accounts of E-House.